UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 3         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
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
1.Name and Address of    2. Date of Event Re-             4.Issuer Name AND Ticker or Trading Symbol
  Reporting Person*         quiring Statement
                            (Month/Day/Year)                      Bidhit.com, Inc. (BIDH)
 Systemax Inc.                                            --------------------------------------------------------------------------
-------------------------     5/12/00                     5. Relationship of Reporting Person(s)  6. If Amendment, Date of
(Last)  (First)  (Middle)                                    to Issuer  (Check all applicable)       Original (Month/Day/Year)

                                                                                                 ----------------------------------
22 Harbor Park Drive    3. IRS Identification               __ Director        X  10% Owner      7. Individual or Joint/Group Filing
------------------------   Number of                        __ Officer         __ Other             (Check Applicable Line)
   (Street)                Reporting Person,                   (give title        (specify
                           if an enity                         below              title below)     _X_  Form filed by One
                           (Voluntary)                                                                  Reporting Person
                                                              Chief Executive Officer              ___  Form filed by More
 Port Washington, NY     11050                                                                          than One Reporting Person
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(City)        (State)    (Zip)
                                                 TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security      2. Amount of Securities  3. Ownership Form: Direct (D)       4. Nature(of Indirect Beneficial Ownership
    (Instr. 4)               Beneficially Owned       or Indirect (I)                      (Instr. 5)
                             (Instr. 4)               (Instr. 5)
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Common Stock                 5,391,523                    D
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    Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
    * If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

                               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                                              CONTAINED IN THIS FORM ARE NOT REQUIRED
                             TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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 FORM 3 (CONTINUED)                 TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                               (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
1. Title of Derivative   2. Date Exer-       3. Title and Amount of    4. Conver-    5.Owner-     6.  Nature of Indirect Beneficial
   Security (Instr. 4)      cisable and         Securities Underlying     sion or      ship           Ownership (Instr. 5)
                            Expiration          Derivative Security       Exercise     Form
                            Date                (Instr. 4)                Price of     of
                           (Month/Day/Year)                               Deri-        Deriv-
                           -----------------------------------------      vative       ative
                           Date      Expira-     Title     Amount or      Security     Security:
                           Exer-     tion                  Number of                   Direct
                           cisable   Date                  Shares                      (D) or
                                                                                       Indirect (I)
                                                                                       (Instr. 5)

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$200,000 Convertible Note*  5/12/00  5/12/01   Common Stock  172,413       $1.16          D
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Explanation of Responses:

* On May 12, 2000 Systemax purchased at face value a one year $200,000 note issued by Bidhit, bearing interest at 9% per annum non-compounded payable at maturity. The note is convertible at any time by Systemax into common shares of Bidhit and such note must be converted into common shares upon the closing by Bidhit of a financing in an amount of at least $2.8 million within six months of the closing. The conversion price is
$1.16 per share, subject to standard adjustments. Accordingly, as of the date of issuance, such note was convertible into 172,413 shares, which amount will increase by approximately 42 1/2 shares per day with respect to accrued interest. The note may be prepaid.

                                                                                     SYSTEMAX INC.

**  Intentional misstatements or omissions of facts constitute Federal Criminal  By: /s/ Curt Rush                       5/22/00
    Violations.                                                                     ---------------------------------   ----------
                                                                                    Name and Title: Curt Rush            Date
                                                                                                    Secretary
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                       ** Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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